June 16, 2009



VIA EDGAR AND FED EX
--------------------

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628



     Re:  PHH Corporation, Inc.

          Definitive Soliciting Materials filed on Schedule 14A on May 20, 2009 and June 3, 2009 by Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren, and Gregory J. Parseghian (File No. 1-07797)

          Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC (File No. 5-13543)
          ---------------------------------------------------------------

Dear Ms. Duru:

On behalf of Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren and Gregory J. Parseghian (collectively, the "Soliciting Persons"), we have provided herein the Soliciting Persons' responses to your letter of June 3, 2009 containing the Staff's comments regarding the Definitive Soliciting Materials filed on Schedule 14A on May 20, 2009 and June 3, 2009 by the Soliciting Persons with respect to PHH Corporation (the "Company") and Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC (collectively, "Pennant"). For your convenience, the full text of each of the Staff's comments is set forth below in bold type, and the Soliciting Persons' response to each comment directly follows the applicable text. In addition, three copies of the supplemental information referred to in the responses below are enclosed.


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Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 2




General
-------

1. We refer you to comment 27 of our letter dated April 22, 2009 and comment 8 of our letter dated May 1, 2009. We disagree with the conclusions set forth in your responses. Given the fact that Mr. Fournier and Pennant Capital have continuously reported in the aggregate, shares over which Mr. Fournier through Pennant GP exercises voting and investment control on Schedule 13D, it would appear that the onshore and offshore Pennant entities, their investment advisors/managers and Mr. Fournier act together and are making a single filing to report all shares owned amongst such persons. Refer to Rules 13d-5 and 13d-1(k). Please revise your Schedule 13D filings to include as filing persons each of the offshore and onshore funds and Pennant GP.

     As discussed and clarified with you on June 11, 2009, neither Mr. Fournier nor Pennant Capital has exercised voting or investment control over PHH stock through Pennant GP. Pennant GP and Pennant Capital are "sister" entities, each controlled by Alan Fournier and neither owning an interest in or controlling the other. Pennant GP is the general partner of the domestic Funds, which collectively hold approximately 4.1% of the PHH stock, and Pennant GP therefore beneficially owns, within the meaning of Rule 13d-3, the PHH stock directly owned by the domestic Funds. However, Pennant GP has no employees nor more than nominal assets, and Mr. Fournier does not manage the investments of the domestic Funds through Pennant GP. (In addition, Pennant GP has no function or role with respect to the offshore Funds.)

     Pennant Capital, on the other hand, is the investment adviser of both the domestic Funds and the offshore Funds and beneficially owns, within the meaning of Rule 13d-3, the PHH stock directly owned by both the domestic Funds and the offshore Funds (an aggregate of approximately 9.9%). Pennant Capital employs investment professionals (in addition to Mr. Fournier, its managing member) to assist in the management of the domestic and offshore Funds' assets. With the assistance of these investment professionals, Mr. Fournier manages the investments of both the domestic Funds and the offshore Funds through Pennant Capital. Mr. Fournier therefore beneficially owns, within the meaning of Rule 13d-3, 9.9% of the PHH stock, all of which he beneficially owns through Pennant Capital and 4.1% of which he also beneficially owns through Pennant GP.

     Because Pennant Capital rather than Pennant GP manages the domestic Funds' investments, including their investments in PHH, Pennant GP has not agreed (and has no reason to agree) to act together with any other person for the purpose of acquiring, holding, voting or disposing of any equity securities of PHH. Pennant GP has not made any investment decisions with respect to the PHH shares held by any of the Funds (including the domestic Funds for which it serves as general


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Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 3




     partner), and has not agreed with any person as to any action or inaction with respect to those shares. As a result, in the absence of any such agreement, Pennant GP does not beneficially own any shares of PHH stock by virtue of Rule 13d-5(b)(1) (although it does beneficially own 4.1% of the PHH stock, as indicated above, by virtue of Rule 13d-3).

     Similarly, none of the Funds is a member of a "group" with respect to the PHH stock because none of the Funds has agreed to act together with any other person for the purpose of acquiring, holding, voting or disposing of any equity securities of PHH. In its capacity as investment manager or advisor to each of the Funds, and without any action or agreement on the part of any of the Funds, Pennant Capital acquired shares of PHH stock for the accounts of each of the Funds and has made all other decisions in respect of such stock on behalf of the Funds. The Funds themselves have not made any investment decisions with respect to the shares held by them, and they have not agreed with any person as to any action or inaction with respect to those shares. As a result, in the absence of any such agreement, none of the Funds beneficially owns pursuant to Rule 13d-5(b)(1) any shares of PHH stock that are directly held by any other Fund.

     The 13D filers have been Alan Fournier and Pennant Capital because each beneficially owns more than 5% of the PHH stock. Neither Pennant GP nor any of the Funds beneficially owns more than 5% of the PHH stock by virtue of Rule 13d-3 or Rule 13d-5(b)(1). Accordingly, neither Pennant GP nor any of the Funds is a 13D reporting person notwithstanding the fact that the PHH shares they directly own are also beneficially owned by Alan Fournier and Pennant Capital and serve as part of the beneficial ownership that causes Mr. Fournier and Pennant Capital to have to file.

Soliciting Materials filed 5-20-09
----------------------------------

2. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. While you may highlight the disagreements you have with the way the PHH Board has drawn comparisons between your nominees and their nominees, in future filings, avoid assertions that the PHH Board is engaged in "character assassination."

     Comment acknowledged.

3. Further to our prior comment. You reference in the press release "unbelievable" assertions and "inappropriate comparisons" that PHH has made. Your statements could be read to imply that the PHH Board is

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 4




     attempting to mislead shareholders. In future filings revise to delete or provide a sufficient basis for your assertions in the document.

     Comment acknowledged.

Soliciting Materials filed 5-20-09
----------------------------------

     Urgency of this Vote, page 4
     ----------------------------

4. You disclose that "without meaningful improvements...PHH's stock could potentially revisit such low valuations..." We refer you to Rule 14a-9(a). Provide us with the basis for such predictions. Also, please confirm that in future filings you will avoid statements that are attempts to predict future market values.

     The Soliciting Persons do not believe the statement made in the referenced filing violates Rule 14a-9(a), including as that rule is elaborated on by paragraph (a) of the note thereto, which states that: "The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section: (a) Predictions as to specific future market values." (emphasis supplied)

     The full statement in the referenced filing states: "Without meaningful improvements in communications, incentive compensation structure and sustained mortgage profitability, PHH's stock could potentially revisit such low valuations if the current refinancing boom dissipates."

     The Soliciting Persons believe that this statement is not seeking to predict future market values. The statement says, rather, that under specified circumstances, the stock "could potentially" revisit low prior valuations. By using those two strong qualifiers - both "could" and "potentially," the Soliciting Persons made it very clear that this was not a prediction of what will be but rather a view on what might possibly happen to the stock price (and by the very nature of the words "could possibly," the statement also clearly implies that the stock may not revisit such low valuations). The statement, while it does reference the stock price, is no more remarkable than a statement to the effect that if the current refinancing boom dissipates it is possible that the company won't be doing so well.

     The basis for the statement is the Soliciting Persons' belief that the recent performance of the company, which lifted the stock price from the "low valuations" referred to, is substantially attributable to the performance of its mortgage businesses in light of the refinancing boom that has been engendered by government intervention in the financial markets to reduce interest rates and take other steps to aid the refinancing of residential mortgages. This belief is supported by a May 4, 2009 equity research report on the company by Keefe, Bruyette &

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 5




     Woods ("KBW"), which was subtitled "PHH: Raising Estimates on Increased Refis - Reiterate OP [Outperform] on PHH." Specifically, that report supports the belief that the mortgage production segment (driven by refinancings), as opposed to PHH's other segments (mortgage servicing and fleet management services), has been driving stock price improvements (from $4.67 per share on November 11, 2008 to the $16.87 per share cited in the KBW report):

          "We are sharply raising our EPS estimates to reflect an expected pickup in refinance activity and a continuing strong gain-on-sale margin. Our EPS estimates increase to $2.31 in 2009 from $0.27 and $3.16 in 2010 from $0.43. We are increasing our price target to $25 from $20. ... We are increasing our EPS estimates based on our higher national mortgage volume assumption and an increase in the estimated mortgage production margin. ... We believe that the mortgage servicing segment will continue to generate losses, although at a lower level than 1Q. ... We expect fleet management income to stay low. This business should continue to underperform as funding costs remain high."

     The Soliciting Persons confirm that, in future filings, they will avoid statements that are attempts to predict future market values in violation of Rule 14a-9(a).

5. To the extent that you include the announcement of your nominees amongst the list of factors that could have potentially resulted in the improvement of PHH's stock performance recently, in future filings, please set forth support for your assertion and revise to clarify that there is not necessarily any co-relation between the announcement of your nominees and the stock's performance.

     Comment acknowledged.

6. In future filings emphasize the fact that your nominees, even if elected, would constitute a minority of the board and there can be no assurances that you would be able to accomplish any changes to the current business model and operations of the Company.

     Comment acknowledged.

Soliciting Materials filed June 3, 2009
----------------------------------------

7.   Please provide us with the June 1, 2009 RiskMetrics report you reference.

     Pennant has enclosed herewith a copy of the June 1, 2009 RiskMetrics report. The statement in the referenced Soliciting Materials is to a sentence on page 16 of the RiskMetrics report under the heading "Funding Concerns."

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
June 16, 2009
Page 6




                                    * * * * *


Please contact me if we can provide any additional information or clarification with respect to this revised submission.



Very truly yours,

/s/ Michael A. Schwartz

Michael A. Schwartz